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Exhibit 99.4

CONSENT OF DELOITTE & TOUCHE LLP,
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR KINROSS GOLD
CORPORATION

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS' CONSENT

We consent to the inclusion in the Form 40-F of Kinross Gold Corporation of our report dated November 18, 2005, except as to Notes 2 and 25(f) which are as of February 8, 2006 (which includes comments by auditor on Canada-United States of America reporting difference), with respect to the consolidated balance sheets as at December 31, 2004 and 2003 and the consolidated statements of operations, cash flows and common shareholders' equity for each of the years in the three-year period ended December 31, 2004.

We also consent to the incorporation by reference of our above-mentioned report into the Registration Statements on Form S-8 (Registration Statements No. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

(Signed)
 Deloitte & Touche LLP

Independent Registered Chartered Accountants
Toronto, Ontario, Canada

March 31, 2006.

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CONSENT OF DELOITTE & TOUCHE LLP, INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR KINROSS GOLD CORPORATION